Putnam New York Tax Exempt Income Fund 030 Semiannual 5/31/07

77C

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
71,585,531 		3,814,632 		3,876,049

All tabulations are rounded to the nearest whole number.